

KinectAir, Inc.

Prepared Financial Statements

December 31, 2020


Douglas Mortenson, CPA
doug@mortensonaccounting.com
908-578-4652

Accountant's Disclaimer

The accompanying financial statements of Kinect Air Inc. as of and for the year ended December 31, 2020 were not subjected to an audit, review, or compilation engagement by me and I do not express an opinion, a conclusion, nor provide any assurance on them.

Douglas Mortenson, CPA

Mortenson Accounting

Wrightsville Beach, NC

February 12, 2021


KinectAir, Inc.
BALANCE SHEET
As of December 31, 2020


ASSETS		2020
Current Assets		
Cash and Cash Equivalents	$	81,971
Security Deposits		-
Total Current Assets		**81,971**
Non-Current Assets		
Non-Current Assets		-
Total Non-Current Assets		**-**
TOTAL ASSETS		**81,971**

LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable		6,013
Interest Payable		886
Total Current Liabilities		**6,898**
Non-Current Liabilities		
Loans Payable		26,394
Shareholder Loans		64,678
Total Non-Current Liabilities		**91,072**
TOTAL LIABILITIES		**97,971**
SHAREHOLDERS' EQUITY		
Common Stock		
186,723,845 sh. Auth. at $0.00004 par value		
104,774,669 Issued & Outstanding		4,191
Subscription Receivable		(250)
Deferred Compensation		(26)
Additional Paid In Capital - SAFEs		150,000
Preferred Stock		
24,713,959 sh. Auth at $0.0001 par value		
5,014,017 Issued & Outstanding		649
Additional Paid In Capital		265,031
Net Income (Loss)		(289,701)
Retained Earnings (Deficit)		(145,894)
TOTAL SHAREHOLDERS' (DEFICIT)	$	**(16,000)**


No assurance is provided on these financials.


KinectAir, Inc.
INCOME STATEMENT
January 1, 2020 - December 31, 2020

INCOME

Sales	$	48,048
Cost of Services		56,579
GROSS PROFIT		**(8,530)**

EXPENSE

Advertising & Marketing	12,285
Bank Charges & Fees	309
Business Meals	51
Consulting	108,984
Flight Expense	-
Insurance	689
Interest Expense	1,739
Office Supplies & Software	21,668
Payroll Expense	82,064
Postage	-
Professional Fees	22,282
Reimbursed Expenses	3,899
Rent & Lease	19,867
Taxes & Licenses	2,372
Training Expense	2,630
Transaction Expense	451
Utilities	2,063
Total Expenses	**281,354**
Operating Income	**(289,884)**
Other Income	183
Total Other Income	**183**
Net Income	**$ (289,701)**


KinectAir, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2020


OPERATING CASH FLOW	2020
Operating Cash Flow	
Net Income	$ (289,701)
Plus: Depreciation & Amortization	-
Less: Changes in Working Capital	5,658
Cash from Operations	**(295,359)**

INVESTING CASH FLOW	
Investing Cash Flow	
Investments in PP&E	-
Cash from Investing	**-**

FINANCING CASH FLOW	
Financing Cash Flow	
Issue (Repay) Debt	21,598
Issue (Repay) Equity	204,751
Issue (Repay) APIC - SAFEs	150,000
	376,350
Net Increase (Decrease) Cash	80,991
Opening Cash Balance	980
Closing Cash Balance	$ **81,971**

KinectAir, Inc.
STATEMENT OF SHAREHOLDERS' DEFICIT
As of December 31, 2020

	Common Stock		Preferred Stock		Addt'l Paid-in Capital	Accum. Deficit	Sub / Comp Receivable	Shareholders' Deficit
	Shares	$	Shares	$				
Balance at Jan 1, 2020	52,708,333	2,108	-	-	63,000	(145,894)	(265)	(81,051)
Issuance of Stock	70,858,000	2,834	5,014,017	501	202,179	-	-	205,514
Stock Repurchase	(18,791,665)	(752)	-	-	-	-	-	(752)
Subscription Receivable	-	-	-	-	-	-	15	15
Deferred Compensation	-	-	-	-	-	-	(26)	(26)
SAFE Conversion	-	-	1,475,970	148	(148)	-	-	(0)
SAFE Agreement Proceeds	-	-	-	-	150,000	-	-	150,000
Net Loss	-	-	-	-	-	(289,701)	-	(289,701)
Balance at Dec 31, 2021	**104,774,668**	**$ 4,191**	**6,489,987**	**$ 649**	**$ 415,031**	**$ (435,595)**	**$ (276)**	**$ (16,000)**

No assurance is provided on these financials.

Note 1: Organization and Nature of Operations

Nature of Business and Management's Plans

KinectAir, Inc. ("KinectAir") was formed as a Delaware Corporation on April 29, 2019 ("Inception"), under the laws of the state of Delaware. KinectAir is headquartered in Vancouver, Washington. KinectAir's primary business activity is short-range, on-demand flight services, using proprietary software to connect airplane owners, pilots, and leased airplanes.

KinectAir plans to continue to grow its offerings of available flights, is developing routes based on an on-demand node system, and is growing operations to short-range flights in Europe.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

KinectAir considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

Capital Contribution Receivable

KinectAir records stock issuance at the effective date. If the contribution is not funded upon issuance, KinectAir records a capital contribution receivable as an asset on the balance sheet. When contributed capital receivables were not received prior to the issuance of the financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' deficit on the balance sheet.

Stock-Based Compensation

KinectAir follows FASB guidance, related to stock-based payments, which requires that stock-based compensation transactions be accounted for using a fair-value based method and recognized as an expense in the income statement. Stock-based compensation is recognized as compensation expense over the applicable service or vesting period.

Accounting Method

KinectAir's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheet.

Revenue Recognition

KinectAir recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) the products or services have been delivered; (3) the prices are fixed and determinable and not subject to refund or adjustment; and (4) collection of the amounts due are reasonably assures.

Cost of Services

Cost of services consists of flight leases and direct operating costs, including fuel and pilot costs.

Advertising & Marketing

Advertising and marketing expenses are recorded when they are incurred.

Income Taxes

KienctAir is subject to tax filing requirements in the federal jurisdiction of the United States. KinectAir anticipates a net operating loss in 2020. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carryforward associated with 2020 will expire if unused after tax-year 2040. The net operating loss carryforward amount from 2019 is $145,590 and will expire if unused after tax-year 2039. KinectAir's 2020 federal tax filing will be subject to inspection by the Internal Revenue Service until 2024. KinectAir is subject to Franchise tax requirements in the state of Delaware.

Note 3: Related Party Transactions

In 2020, KinectAir created a promissory note with an executive of KinectAir with an original amount of $15,000. Principal payments on the note will not occur until KinectAir achieves liquidity. Interest is compounded and accrued annually at the lowest rate allowed under Internal Revenue Code.

Note 4: Restricted Common Stock

In 2020, KinectAir issued 37,350,000 shares of restricted common stock to employee co-founders, and certain non-employee consultants, pursuant to standalone restricted stock purchase agreements ("RSPAs"). Per the RSPAs, the shares of restricted stock carried a purchase price of $0.00004, either payable in cash, or received as stock-based compensation. All RSPA's issued vest according to vesting time schedules outlined in each individual agreement. Capital contributions pursuant to the RSPAs not received prior to the issuance of the financial statements are classified as Subscription Receivable on the balance sheet. Stock-based compensation not vested during 2020 are classified as Deferred Compensation on the balance sheet. See Note 2.

Under the terms of the RSPAs, KinectAir has a repurchase option whereby it has the right to repurchase any unvested shares upon termination at a price per share equal to the lower of $0.00004 or the fair market value per share as of the date of repurchase. The shares of restricted common stock issued to both KinectAir's co-founders and non-employee consultants vest ratably over a period of 18 to 36 months, as determined by the acceptance and grant date of the RSPAs.

During 2020, KinectAir repurchased 18,791,665 shares of non-vested restricted stock at a price of $0.00004 per share. A total of 25,208,331 shares of non-vested restricted stock has been repurchased at a price of $0.00004 per share since inception.

The following table summarizes the restricted stock activity during the year ended December 31, 2020.

	Number of Shares	Grant-Date Value
Unvested at January 1, 2020	43,236,112	$0.00004
Granted	70,850,000	$0.00004
Vested	(43,506,947)	$0.00004
Repurchased	(18,791,665)	$0.00004
Unvested at December 31, 2020	51,787,500	$0.00004

Note 6: Series Seed Preferred Stock Agreement

In May 2020, KinectAir offered Series Seed Preferred Stock ("Preferred Stock") to interested parties ("Purchasers"). The Purchasers are entitled to liquidation preference before common share-holders, voting rights, and conversion rights into common shares. KinectAir raised $219,114 in new capital through sale of 5,014,017 shares of Preferred Stock. Cost of issuance was $16,434, which is reflected within stockholders' equity in the accompanying balance sheet.

During 2020, when Preferred Stock agreement was reached, five SAFE agreements from 2019 were converted to Preferred Stock. The five SAFE agreements total value of $63,000 was converted into 1,475,970 shares of Preferred Stock.

Note 7: KinectAir Stock Option / Stock Issuance Plan

In May 2020, 13,729,593 shares of KinectAir common stock were reserved for issuance as part of an equity incentive program. As of December 2020, all shares remain reserved and unissued.

Note 8: Simple Agreement for Future Equity

In October 2020, KinectAir entered into a Simple Agreement for Future Equity ("SAFE") with an investor ("Investor"), and received total cash proceeds of $150,000 ("Purchase Amount"), which is reflected within stockholders' equity in the accompanying balance sheet.

In consideration, KinectAir granted to the Investors the right to certain shares of KinectAir's capital stock, subject to the terms defined by the SAFE, which is summarized as follows:

Equity Financing
If there is an equity financing event where KinectAir sells equity securities before the termination of the SAFEs, the SAFEs will convert to Standard Preferred Stock in this transaction equal to the Purchase Amount divided by either the lowest price per share of the Standard Preferred Stock, or the lowest price per share of the Standard Preferred Stock discounted 20%, based on specific terms of the converting SAFEs.

Liquidity Event / Dissolution Event / Liquidity Priority
If a liquidity event occurs before the termination of the SAFEs, Investors will be entitled to a portion of proceeds equal to the greater of the Purchase Amount ("Cash-Out Amount") or the amount payable on the number of shares of Common Stock equal to the Purchase Amount

divided by the Liquidity Price ("Conversion Amount"). If a Dissolution event occurs before the termination of the SAFEs, Investors will be entitled to receive a portion of the proceeds equal to the Cash-Out Amount. In a Liquidity or Dissolution event, SAFEs will operate like standard non-participating Preferred Stock.

Note 9: Risks and Uncertainties

Since early 2020, the spread of COVID-19 has severely impacted many local economies around the world. In numerous countries, businesses are being forced to cease or limit operations for long or indefinite periods of time in order to contain the spread of the virus. Travel bans, quarantine, social distancing, and closure of non-essential services have created significant disruptions to businesses globally, resulting in an economic slowdown. As of the date of issuance, the ultimate impact of COVID-19 on KinectAir's financial statements is unknown.

Note 10: Subsequent Events

In 2021, KinectAir is in process on issuing an additional 31,600,000 shares of restricted common stock options, pursuant to stock option plan, pending board approval. See Note 7.